UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

August 2018

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

Tel: (646) 448-8743

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On August 17, 2018, Akari Therapeutic, Plc (the “Company”) announced that it will hold its Annual General Meeting of Shareholders on September 19, 2018.  In connection with the meeting, the Company furnishes the following documents:

1.	Notice and Proxy Statement to Shareholders dated August 17, 2018

2.	Statutory Accounts for the year ended December 31, 2017

3.	Form of Proxy Card

The information contained in this report (including the exhibits hereto) is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Exhibit No.

99.1	Notice of Annual General Meeting of Shareholders and Proxy Statement

99.2	Statutory Accounts for the year ended December 31, 2017

99.3	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

	By:	/s/ Clive Richardson
	Name:	Clive Richardson
Interim Chief Executive Officer and Chief Operating Officer

Date: August 17, 2018